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                             LINKSHARE CORPORATION
                       215 PARK AVENUE SOUTH, 8TH FLOOR
                           NEW YORK, NEW YORK 10003



February 9, 2001


Via Edgar Transmission and Federal Express

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  LinkShare Corporation, File No. 333-31262
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Ladies and Gentlemen:

LinkShare Corporation (the "Company") hereby requests pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, to withdraw from registration the registration statement on Form S-1, including all amendments and exhibits thereto (the "Registration Statement") (Registration Statement No. 333-31262), filed by the Company with the Securities and Exchange Commission (the "Commission") on February 28, 2000 and amended on April 14, 2000. The Registration Statement is being withdrawn because of unfavorable market conditions. There was no circulation of preliminary prospectuses in connection with the proposed offering, the Registration Statement was not declared effective by the Commission, and none of the Company's securities were sold pursuant to the Registration Statement.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph
(a) of Rule 477.

Please provide Lee D. Charles of Baker Botts L.L.P., counsel for the Company, with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number for Mr. Charles is (212) 705-5125. If you have any questions regarding this request for withdrawal, please contact Mr. Charles at (212) 705-5026.

Very truly yours,

/s/ Joseph E. Young

Joseph E. Young
Executive Vice President